Filed by Xerox Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.

Commission File No.: 1-12665

The proposed merger transaction involving Xerox and ACS will be submitted to the respective stockholders of Xerox and ACS for their consideration. In connection with the proposed merger, Xerox will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Xerox and ACS that also constitutes a prospectus of Xerox. Xerox will mail the joint proxy statement/prospectus to its stockholders. Xerox and ACS urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Xerox and ACS, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from Xerox’s website, www.xerox.com, under the heading “Investor Relations” and then under the heading “SEC Filings”. You may also obtain these documents, without charge, from ACS’s website, www.acs-inc.com, under the tab “Investor Relations” and then under the heading “SEC Filings”.

Xerox, ACS and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of Xerox and ACS in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Xerox and ACS in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Xerox’s executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2009. You can find information about ACS’s executive officers and directors in its definitive proxy statement filed with the SEC on April 14, 2009. You can obtain free copies of these documents from Xerox and ACS websites using the contact information above.

This release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of ACS will not be successful; the risk that we will not realize all of the anticipated benefits from our acquisition of ACS; the risk that customer retention and revenue expansion goals for the ACS transaction will not be met and that disruptions from the ACS transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of our Quarterly Report on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 and our 2008 Annual Report on Form 10-K and ACS’s 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission. Xerox assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

Investor Relations Xerox and ACS: A New Solutions Provider “Where document management meets BPO”

OUTPUT
MANAGE
Drawings
Invoices
Records
Claims
Applications
INPUT
Paper Documents
Application Content
Call Center
Website Content
Non-Paper
Documents / Information
Content &
Document
Management
Finance Processes
Human Resource Processes
Customer Care Processes
Records Management Processes
Claims Processes
Administrative Processes
Marketing Processes
Print
Email
Web
Call Center
Storage
Document Lifecycle

00101100010010001100110101010101000110010001010
00101100010010001100110101010101000110010001010
DataGlyphs
™
Annotation
Lifting
WordSpotting
Hybrid
Categorizer
CategoriX
™
Document
Separation
Xerox Incremental Parser
Create Gather
Scan Delineate Categorize Index
Analyze Act
- -
SMARTER
DOCUMENT
MANAGEMENT
SM
Structured content
Automated and adaptable
business processes
Lean, productive work
steps and enhanced
decision making
C C
Unstructured content
Manual and labor intensive
business processes
Complex, redundant,
and non-value added steps
…provides the ability to add intelligence
and structure
to documents digital and paper -
to activate
their content to streamline business processes and integrate with your structured data systems
Xerox Technology
CAPTURE MANAGE DELIVER

CATEGORIZE
SCAN
GATHER
INDEX
ANALYZE ACT
Xerox + ACS:  Document Process Optimization
Mailroom
Administration
Services
Document
Imaging
Services
Intelligent
Queue
Processing (Healthcare Claims , Student Loans,
Applications, etc)
OCR Technology
• Improved data
capture
CategoriX
• Automated
categorization
ClusteriX
• Pattern recognition
• Reveals structure
Incremental Parser
• Analyze plain text
• Incremental filter & analysis
DataGlyphs
• Encodes
information on
paper
ACS – Provides Labor Based Savings To Client Processes
Xerox – Technology To Automate Solutions

Xerox / ACS Example – Healthcare Claims
ACS Healthcare Claims Client
• Mailroom Administration
• Process over 200,000 claims per
week
• End-to-End Claims Processing
• Intelligent Queue Process
–
Routes document processing
based on operator skill level
–
Improved data cleansing
–
Increase documents that auto-
adjudicate
Xerox Technology Examples
Categorix:
automates document
categorization for intelligent
classification and routing
–
Auto categorization of
incoming mailroom documents
–
Auto-enable Intelligent Queue
Incremental Parser:
automatically
analyze plain text
–
Enables analytical processing
of claims and transcriptions
–
Cost containment / fraud
detection / quality control

This presentation contains forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. The
words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially.  These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of ACS will not be successful; the risk that we will not realize all of the anticipated benefits from our acquisition of ACS; the risk that customer retention and revenue expansion goals for the ACS transaction will not be met and that disruptions from the ACS transaction will harm relationships with customers, employees and suppliers;  the risk that unexpected costs will be incurred;
the outcome of litigation and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s
Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of Xerox’s Quarterly
Report on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009, Xerox’s 2008 Annual Report on Form 10-K
and ACS’s 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission.  Neither Xerox nor ACS
assume any obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.
Forward-Looking Statements

The proposed merger transaction involving Xerox and ACS will be submitted to the respective stockholders of Xerox and ACS for their consideration.  In connection with the proposed merger, Xerox will file with the SEC a registration statement on Form
S-4 that will include a joint proxy statement of Xerox and ACS that also constitutes a prospectus of Xerox.  Xerox will mail the joint proxy statement/prospectus to its stockholders.  Xerox and ACS urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information.  You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Xerox and ACS, without charge, at the SEC’s Internet site (http://www.sec.gov).  Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from Xerox’s website, www.xerox.com, under the heading “Investor Relations”
and then under the heading “SEC Filings”.  You may also obtain these documents, without charge, from
ACS’s
website, www.acs-inc.com, under the tab
“Investor
Relations”
and then under the heading
“SEC
Filings”.
Xerox, ACS and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of Xerox and ACS in favor of the merger.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Xerox and ACS in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about the Xerox’s executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2009.  You can find information about ACS’s executive officers and directors in its definitive proxy statement filed with the SEC on April 14, 2009.  You can obtain free copies of these documents from Xerox and ACS websites using the contact information above.
Rule 425 Statement
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